FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND II
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187



December 28, 2011



Mr. Houghton Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded AlphaDEX Fund II
         (CIK 0001510337, SEC Accession No. 0001445546-11-003639)
         Registration on Form N-1A
         (Registration Statement File Nos. 333-171759, 811-22519)


Dear Mr. Hallock:

      On behalf of the First Trust Germany AlphaDEX(R) Fund, First Trust Canada AlphaDEX(R) Fund, First Trust Australia AlphaDEX(R) Fund, First Trust United Kingdom AlphaDEX(R) Fund, First Trust Taiwan AlphaDEX(R) Fund, First Trust Hong Kong AlphaDEX(R) Fund, First Trust Switzerland AlphaDEX(R) Fund, First Trust Emerging Markets Small Cap AlphaDEX(R) Fund and First Trust Developed Markets Ex-US Small Cap AlphaDEX(R) Fund (the "Funds"), each a series of the First Trust Exchange-Traded AlphaDEX Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned amendment to the Registration Statement, filed as Post-Effective Amendment No. 2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 477 of Regulation C under the Securities Act. The Registration Statement was originally filed with the Securities and Exchange Commission on September 23, 2011. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND II

By: /s/ W. Scott Jardine
    -------------------------------------
    W. Scott Jardine, Secretary